FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                                                          Santiago, April 22, 2015

Ger. Gen. N°  050/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

Endesa Chile has received notice of the Significant Event released today by the Italian company Enel SpA (“Enel”), parent company of Endesa Chile , in which Enel refers to the convening of the Boards of Directors of Enersis S.A., Endesa Chile and Chilectra S.A. to begin the analysis of an eventual corporate reorganization process, with the intention of separating the electricity generation assets in Chile with generation assets in other Latin American countries.

Copies of the significant event, in both Italian and English are attached hereto, in order to make it known to all of Endesa Chile´s shareholders. Endesa Chile´s Board of Directors must evaluate the possible reorganization by initiating a study of the aforementioned proposal at the upcoming Board of Directors meeting. Endesa Chile will duly inform the Superintendence of Securities and Insurance, all of its shareholders and the market in general, regarding all the decisions adopted about this matter.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.:

-    Superintendent of Pensions

-    Santiago Stock Exchange - General Management

-    Electronic Exchange of Chile - General Management

-    Valparaiso Stock Exchange of - General Management

-    Fitch Ratings Risk Ltda. - General Management

-    Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

-    Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-    Bondholders (At. : Mr. Andrés Sepúlveda)

-    Central Securities Depository - General Management

-    Enersis SA - General Management

-    Enersis SA – Legal

-    Enersis SA - Audit

-    Enersis SA - Regional Finance

-    Enersis SA - Communications

-    Enersis SA - Compliance and Capital Markets

-    Endesa Chile - Administration and Finance

-    Endesa Chile - Regional Management Engineering, projects and R + D

-    Endesa Chile - Communications

-    Endesa Chile - Accountanting

-    Endesa Chile - Legal

    Endesa Chile - Investor Relations

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Enel

Press Release

Media Relations

T +39 06 8305 5699
F +39 06 8305 3771
ufficiostampa@enel.com

Investor Relations

T +39 06 8305 7975
F +39 06 8305 7940
investor.relations@enel.com

enel.com

ENEL BOARD EXAMINES SIMPLIFICATION OF GROUP'S EQUITY INVESTMENTS IN LATIN AMERICA AND AMENDS SHAREHOLDERS' MEETING AGENDA

Santiago de Chile, April 22nd, 2015 – The Board of Directors of Enel S.p.A. ("Enel"), meeting today under the chairmanship of Patrizia Grieco, has examined and agreed upon the possibility that the boards of directors of Enersis S.A. ("Enersis") and its subsidiaries Empresa Nacional de Electricidad S.A. ("Endesa Chile") and Chilectra S.A. ("Chilectra") could begin assessing a corporate reorganization to separate power generation and distribution activities in Chile from those in the other Latin America countries. This initiative is part of the previously announced Group rationalization and simplification programme.

The reorganization would eliminate a number of duplications and overlaps among the companies that report to Enersis, which are impeding the full valuation of the associated assets for all shareholders, reducing the visibility of the various businesses and making the decision-making process unnecessarily complex. Clearly differentiating operations in Chile from those in other Latin American countries would facilitate value creation for Enersis, Endesa Chile and Chilectra, and all of their shareholders.

The competent bodies of Enersis, Endesa Chile and Chilectra will assess the possible conditions and procedures for the implementation of the corporate reorganization, in compliance with the applicable law. Enel will promptly inform financial markets of any decisions in this regard made by the companies involved.

*****

The Board of Directors of Enel also added an item to the agenda of the Shareholders' Meeting called for May 28th, 2015, to be discussed in the meeting's extraordinary session, concerning a proposed amendment to the clause on integrity requirements and related causes of ineligibility to or disqualification from the office of director that was included in Enel's bylaws on the basis of a proposal from the shareholder Ministry for the Economy and Finance at the Shareholders' Meeting of May 22nd, 2014.

More specifically, the proposal prepared by the Board of Directors provides for the application of the integrity clause only if there is a conviction, even if it is not definitive, issued at least following a judicial proceeding before a court of first instance, in line with other provisions of law.

The report discussing the new item on the agenda of the Shareholders' Meeting will be made available to the public in compliance with the statutory time limits.

All Enel press releases now have smartphone and tablet versions. Download Enel Mobile App from Google Play.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 9,403,357,795 fully paid-in

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Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

Enel

Comunicato Stampa

Relazioni con i Media

T +39 06 8305 5699
F +39 06 8305 3771
ufficiostampa@enel.com

Investor Relations

T +39 06 8305 7975
F +39 06 8305 7940
investor.relations@enel.com

enel.com

CDA ENEL ESAMINA LA SEMPLIFICAZIONE DELLE PARTECIPAZIONI DEL GRUPPO IN AMERICA LATINA E INTEGRA L'ORDINE DEL GIORNO ASSEMBLEARE

Santiago del Cile, 22 aprile 2015 – Il Consiglio di Amministrazione di Enel S.p.A. ("Enel"), riunitosi oggi sotto la presidenza di Patrizia Grieco, ha esaminato e condiviso l'opportunità che i consigli di amministrazione di Enersis S.A. ("Enersis") e delle sue controllate Empresa Nacional de Electricidad S.A. ("Endesa Chile") e Chilectra S.A. ("Chilectra") diano avvio alla valutazione di un eventuale processo di riorganizzazione societaria finalizzato alla separazione delle attività di generazione e di distribuzione di energia elettrica svolte in Cile da quelle sviluppate negli altri Paesi dell'America Latina. Questa iniziativa si inserisce nell'ambito del già annunciato programma di razionalizzazione e semplificazione dell'assetto del Gruppo.

La riorganizzazione permetterebbe di eliminare alcune duplicazioni e ridondanze dell'attuale perimetro societario che fa capo a Enersis, che pregiudicano la piena valorizzazione delle relative attività per tutti gli azionisti, riducendo la visibilità dei vari *business* e rendendo complesso il processo decisionale. In tal senso, una chiara differenziazione delle attività svolte in Cile rispetto a quelle in altri Paesi latinoamericani agevolerebbe la creazione di valore per Enersis, Endesa Chile e Chilectra, così come per tutti i loro azionisti.

Gli organi competenti di Enersis, Endesa Chile e Chilectra valuteranno le eventuali condizioni e le modalità attuative dell'indicato processo di riorganizzazione societaria, nel rispetto della normativa applicabile. Enel provvederà a informare tempestivamente il mercato delle deliberazioni assunte in merito dalle società coinvolte.

*****

Il Consiglio di Amministrazione di Enel ha inoltre integrato l'ordine del giorno dell'Assemblea già convocata per il prossimo 28 maggio 2015, inserendovi in parte straordinaria una proposta di modifica della clausola in materia di requisiti di onorabilità e connesse cause di ineleggibilità e di decadenza degli Amministratori che era stata inserita nello statuto, su proposta dell'azionista Ministero dell'Economia e delle Finanze, in occasione dell'Assemblea del 22 maggio 2014.

In particolare, la proposta elaborata dal Consiglio di Amministrazione prevede di subordinare l'applicazione della indicata clausola di onorabilità alla pronuncia di una sentenza di condanna, anche non definitiva e, quindi, emessa quantomeno all'esito di un giudizio di primo grado, in linea con quanto previsto da altre disposizioni normative vigenti in materia.

La relazione illustrativa di tale ulteriore argomento inserito all'ordine del giorno dell'Assemblea sarà messa a disposizione del pubblico nei termini di legge.

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Enel SpA – Sede Legale 00198 Roma, Viale Regina Margherita 137 – Registro Imprese di Roma e Codice Fiscale 00811720580 – R.E.A. 756032 – Partita IVA 00934061003 – Capitale sociale Euro 9.403.357.795 i.v.

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Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 23, 2015